

UNITED STATES
SECURITIES AND EXCHANGE
COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 30, 2014

<u>Via E-Mail</u>
Michael Leseney
Chief Executive Officer
Financial Resolutions of America Corp.
1228 South Main Street
Lakeport, California 95453

      Re: Financial Resolutions of America Corp.
              Offering Statement on Form 1-A
              Filed July 3, 2014
              File No. 024-10406

Dear Mr. Leseney:

We have reviewed your offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments.

<u>General</u>

1.   Please clarify whether the company currently has shares of common stock issued and outstanding sufficient to convert the preferred shares into 95,000,000 common shares. Disclosure at page 29 suggests that the common shares into which the convertible preferred may convert are not the 95,000,000 common shares currently held by the

company's officers and directors, yet disclosure at page 34 indicates that "as of the date of this offering circular, we have outstanding 95,000,000 shares of common stock." If the common shares into which the convertible may convert are those held by the company's officers and directors, they should be identified as selling shareholders.

2.   Because the preferred convertible shares you are selling are immediately convertible into common shares, you should provide complete disclosures throughout your Form 1-A with respect to the underlying common stock, including at Item 6 of Part I—Notification, as well as in the "Description of Securities" at page 34. Likewise, please revise your Exhibit 11.1 legal opinion to opine upon the underlying common shares.

About this Offering Circular, page 9

3.   Please revise paragraph three to include your website address.

4.   Please revise paragraph three to clarify that the offering circular may be "qualified," as opposed to "declared effective" by the SEC.

The Company and Business Summary, page 10

5.   Please revise to explain how FRAC is the successor to the JR Group, LLC. In this regard, we note from the prior paragraph that FRAC intends to do business under the name "Judgment Recovery Group," suggesting that the entities are one and the same. Likewise, disclosure at page 34 indicates that Mr. Leseney continues to own an interest in JR Group, suggesting that the entity is ongoing.

6.   Please revise paragraph two on page 11 to briefly explain the terms "6.65 turn on invested capital," and "110%+ internal rate of return."

7.   Please clarify that the results experienced by current management while at the JR Group are not necessarily indicative of possible results to be experienced by Financial Resolutions of America.

8.   Please revise paragraph six on page 11 to discuss whether or not it is feasible to expect to purchase judgment portfolios for roughly 5% of the stated value of the individual judgments, based on management's experience.

Risk Factors, page 12

Our operations could suffer from telecommunications or technology downtime or increased costs., page 14

9. Please revise to discuss why the company's success is in a large part dependent on sophisticated telecommunications and computer systems.

Management's Discretion as to Use of Proceeds, page 15

10. Please revise to clarify, if true, that management has complete discretion as to the use of proceeds, and can use them not only for "similar purposes," but for any corporate purpose whatsoever.

We do not meet the criteria to list our securities on an exchange such as the NASDAQ Stock Market and our common stock is illiquid and may be difficult to sell. page 16

11. We note your statement within this risk factor that you "plan to qualify [y]our common stock for quotation on the OTC Markets when the distribution and potential market for the stock would permit such quotation." Please revise to discuss the requirement by all U.S. exchanges and certain quotation systems that a company be a reporting company with the Securities and Exchange Commission to be eligible for listing or quotation by market makers. Disclose that you are not and will not be a reporting company with the SEC in connection with this offering.

Compliance with Securities Laws, page 17

12. Please revise to indicate how non-rescinding shareholders would be adversely affected were other purchases to obtain rescission. Clarify whether non-rescinding shareholders would bear any liability to rescinding FRAC shareholders.

Cautionary Statement Regarding Forward-Looking Statements, page 18

13. Please revise to remove the reference to the safe harbor under the Private Securities Litigation Reform Act of 1995, insofar as it is unavailable to issuers of penny stocks.

Offering Price, page 17

14. Please revise sentence two to clarify that the offering price bears no relationship to the company's assets, net worth, or other objective criteria.

Business and Properties, page 18

15. Please provide sources for the figures you cite in paragraph one. Please also provide

us with support materials for these figures.

Industry and Market, page 19
Household Debt and Credit Developments in 2013 Q4, page 19

16.   We note that you cite to industry research for information and statistics regarding
        household debt and credit developments. Please provide us with marked copies of
        any materials that support these and other third party statements, clearly cross-
        referencing a statement with the underlying factual support. We note your reference
        here to the Federal Reserve Bank of New York, and to www.judgmentcenter.com on
        page 20.

Lessons Learned by FRAC Management, page 24

17.   Please revise paragraph two to indicate, in management's experience, the probability
        of realizing $0.95 for each dollar recovered of a judgment portfolio. Please similarly
        revise paragraph four under "Revenue Model" on page 25.

Challenges, page 25

18.   Please revise paragraph 3 to explain how the ratio of EWOs to Abstracts of Judgment
        dictated the average time to collect/satisfy a judgment.

Implicit Post Offering Value, page 28

19.   Please revise to indicate how you arrived at an implicit valuation of $0.0526/common
        share. Also, your total implied market value does not appear to be the product of
        $0.0526 multiplied by 95,000,000 shares. Please advise or revise.

Security Ownership, page 33

20.   We are uncertain why the individual shares when added do not equal 95,000,000
        shares, nor why the 95,000,000 share total does not equal 100% of your shares
        outstanding. Please advise or revise.

Interest of Management and Others in Certain Transactions, page 33

21.   Please revise to more fully explain the nature of Mr. Leseney's ownership interest in
        the JR Group.

Description of Securities, page 34

22.   Please revise to indicate what is meant by the dividends being payable on a
        "cumulative basis" when and if declared by the Board.

Financial Statements

General

23.   As the financial statements have not been audited, please revise to include a
        prominent label in the title of each financial statement disclosing that they are
        unaudited.

24.   Please provide a balance sheet as of the end of the most recent fiscal year and
        statements of income, cash flows and stockholders' equity for each of the two fiscal
        years preceding the date of the annual balance sheet. Also provide financial
        statements as of and for the subsequent interim period. The fiscal year and interim
        financial statements may be unaudited.

Balance Sheet, page 2

25.   Please disclose the types of transactions that resulted in amounts due to affiliates and
        the nature of the relationship of the company to the affiliates.

Statement of Operations, page 3

26.   Please include a statement disclosing, if true, that in the opinion of management all
        adjustments necessary for a fair statement of results for the interim period have been
        included. Also note, if true, that all such adjustments are of a normal, recurring
        nature. Otherwise, furnish supplemental information describing the other than normal
        adjustments. Refer to Regulation A, Form 1-A, Part F/S, (2).

Note 1 – Summary of Significant Accounting Policies

Property and Equipment, page 7

27.   It appears that a significant portion of the $300,000 in Property, Plant, and Equipment may be related to your servicing platform and the non-exclusive license to use the servicing platform in perpetuity. Please disclose your method for arriving at the fair value of these assets and disclose the value assigned to them. Refer to ASC 820.

Note 3 – Related Party Notes Payable, page 7

28.   You disclose that the value of the Servicing Platform was independently valued in excess of $300,000. Please disclose the actual valuation. Also clarify whether the predecessor entity or another party is the creditor.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        You may contact Charles Eastman, Staff Accountant, at (202) 551-3794, or Terry French, Accountant Branch Chief at (202) 551-3828, if you have questions regarding comments on the financial statements and related matters. Please contact Paul Fischer, Attorney-Adviser, at (202) 551-3415, Celeste M. Murphy, Legal Branch Chief, at (202) 551-3257, or me, at (202) 551-3810, with any other questions.

                                                Sincerely,

                                                /s/ Robert S. Littlepage, for

                                                Larry Spirgel
                                                Assistant Director

Cc: Laura Anthony, Esq.